UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

VUANCE LTD.
(Translation of Registrant’s name into English)

Nolton House
14, Shenkar Street,
Hertzliya Pituach,
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Vuance Ltd. Announces Annual General Meeting of Shareholders

Vuance Ltd.(the "Registrant") announces that it will hold an Annual General Meeting of Shareholders on December 27, 2012 at 04:00 P.M (Israel time), at the offices of the Registrant at 14, Shenkar Street, 3th Floor, Hertzliya Pituach,  Israel. In connection with this meeting, on or about November 22, 2012, the Registrant will mail to shareholders a Notice of the Annual General Meeting of Shareholders and Proxy Statement and Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Annual General Meeting AND Proxy Statement; and Proxy Card.

This report on Form 6-K incorporated by reference into all effective registration statements filed by the registrant under the securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: November 21, 2012